



Zeleno, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.50%
Target Raise Amount: $250,000
Offering End Date: October 13, 2022

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $50,000

Company Details:

Name: Zeleno, LLC
Founded: June 21, 2012
Address: 1605 Connecticut Ave NW
            Washington DC 20009

Industry: Beverage Bar
Employees: 9
Website: https://www.zelenodc.com/

Use of Funds Allocation:

If the maximum raise is met:

$150,000 (60.00%) – of the proceeds will go towards construction
$100,000(40.00%) – of the proceeds will go towards equipment

Social:

Instagram: 2,818 Followers





Business Metrics:

	FY20	FY21	YTD 3/31/2022
Total Assets	$9,316	$80,927	$145,413
Cash & Cash Equivalents	$1,364	$65,338	$68,120
Accounts Receivable	$0	$0	$0
Short-term Debt	$86,481	$87,781	$80,011
Long-term Debt	$0	$0	$0
Revenue	$64,570	$596,206	$158,272
Cost of Goods Sold	$31,445	$149,686	$30,431
Taxes	$0	$0	$0
Net Income	-$128,550	$120,827	$67,837

Recognition:

Zeleno, LLC is a boutique coffee shop serving health-conscious açaí bowls, sandwiches, power coffees, and smoothies that has been in business since 2020. Zeleno is looking to expand their footprint with a second location in Union Market in 2022.

About:

Zeleno, LLC is a boutique coffee shop serving health-conscious açaí bowls, sandwiches, power coffees, and smoothies. Boasting fresh and versatile food options, we allow customers a medium between eating healthy and delicious food at the same time. Zeleno's mission is to spread awareness of the benefits of a healthy living lifestyle.

For more information, contact our Customer Support Team at support@thesmbx.com

